Exhibit (a)(5)(ii)
Amdocs Announces Completion of Cash Offer
in Connection with Holders’ Put Rights for
0.50% Convertible Senior Notes due 2024
     ST. LOUIS, MO — March 16, 2009 — Amdocs Limited (NYSE: DOX), a market leader in customer experience systems innovation, today announced it has completed the cash offer for its 0.50% Convertible Senior Notes due 2024.
     Pursuant to the indenture for the notes, each holder of the notes had the right to require Amdocs to repurchase on March 16, 2009 all or any part of such holder’s notes at a price equal to 100% of the principal amount plus accrued and unpaid interest. Under the terms of the notes, Amdocs had the option to pay for the notes with cash, ordinary shares, or a combination of cash and ordinary shares, and elected to pay for the notes solely with cash. Amdocs commenced a cash offer to the holders of the notes on February 13, 2009. The note holders’ option to surrender their notes for repurchase in connection with this offer ended today at 9:00 a.m., Eastern time.
     Amdocs has been advised by the Paying Agent, The Bank of New York Mellon, that $330,780,000 principal amount of the notes was surrendered for repurchase and not withdrawn. Amdocs has accepted for payment all of those notes, resulting in total payments in the amount of $330,780,000. Amdocs expects to pay for the notes with a combination of available cash and borrowings under its revolving credit facility. The untendered $1,020,000 principal amount of notes will remain as obligations of Amdocs, due 2024, in accordance with their terms.
About Amdocs
     Amdocs is the market leader in customer experience systems innovation, enabling world-leading service providers to deliver an integrated, innovative and the intentional customer experienceTM – at every point of service. Amdocs provides solutions that deliver customer experience excellence, combining the software, service and expertise to help its customers execute their strategies and achieve service, operational and financial excellence. A global company with revenue of $3.16 billion in fiscal 2008, Amdocs has more than 17,000 employees and serves customers in more than 50 countries around the world. Amdocs Limited is registered at the Companies Registry in Guernsey and has been assigned company number 19528, with its registered office situated at Suite 5, Tower Hill House, Le Bordage, St Peter Port, Guernsey, GY1 3QT. For more information, visit Amdocs at www.amdocs.com.
Forward-Looking Statements
     This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the method of Amdocs’ payment for the notes, any statements of expectation or belief, and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include risks and uncertainties discussed in the tender offer documents to be filed today by Amdocs with the SEC. Amdocs undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise.
Contact:
Thomas G. O’Brien
Treasurer and Vice President of Finance and Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com